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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
TURKCELL ILETISIM HIZMETLERI A.S.

(Name of Issuer)
Ordinary Shares, nominal value TRY 1.000 per share

(Title of Class of Securities)
900111204

(CUSIP Number)
Franz Wolf
Suite 2, 4 Irish Place
Gibraltar
+350 41977

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 29, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	900111204	SCHEDULE 13D	Page	2	of	21

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alfa Telecom Turkey Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship of Place of Organization

	British Virgin Islands

	7	Sole Voting Power

Number Of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		1,122,000,000.238

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

		1,122,000,000.238

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,122,000,000.238

12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	51.0% of ordinary shares

14	Type of Reporting Person (See Instructions)

	HC

CUSIP No.	900111204	SCHEDULE 13D	Page	3	of	21

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alfa Finance Holdings S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship of Place of Organization

	Luxembourg

	7	Sole Voting Power

Number Of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		1,122,000,000.238

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

		1,122,000,000.238

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,122,000,000.238

12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	51.0% of ordinary shares

14	Type of Reporting Person (See Instructions)

	HC

CUSIP No.	900111204	SCHEDULE 13D	Page	4	of	21

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OOO “ALTIMO“

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship of Place of Organization

	Russian Federation

	7	Sole Voting Power

Number Of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		1,122,000,000.238

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

		1,122,000,000.238

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,122,000,000.238

12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	51.0% of ordinary shares

14	Type of Reporting Person (See Instructions)

	CO

CUSIP No.	900111204	SCHEDULE 13D	Page	5	of	21

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Altimo Holdings & Investments Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship of Place of Organization

	British Virgin Islands

	7	Sole Voting Power

Number Of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		1,122,000,000.238

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

		1,122,000,000.238

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,122,000,000.238

12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	51.0% of ordinary shares

14	Type of Reporting Person (See Instructions)

	HC

CUSIP No.	900111204	SCHEDULE 13D	Page	6	of	21

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CTF Holdings Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship of Place of Organization

	Gibraltar

	7	Sole Voting Power

Number Of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		1,122,000,000.238

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

		1,122,000,000.238

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,122,000,000.238

12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	51.0% of ordinary shares

14	Type of Reporting Person (See Instructions)

	HC

CUSIP No.	900111204	SCHEDULE 13D	Page	7	of	21

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Crown Finance Foundation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship of Place of Organization

	Liechtenstein

	7	Sole Voting Power

Number Of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		1,122,000,000.238

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

		1,122,000,000.238

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,122,000,000.238

12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

	☑

13	Percent of Class Represented by Amount in Row (11)

	51.0% of ordinary shares

14	Type of Reporting Person (See Instructions)

	HC

SCHEDULE 13D	Page 8 of 21
Introductory Statement.
This Amendment No. 2 on Schedule 13D (this “Amendment”) supplementally amends the initial statement on Schedule 13D, filed December 5, 2005, by Cukurova Telecom Holdings, Alfa Telecom Turkey, Alfa Finance, CTF Holdings, and Crown Finance (each as defined below), as amended by Amendment No. 1 on Schedule 13D, filed August 15, 2006, by Cukurova Telecom Holdings, Alfa Telecom Turkey, Alfa Finance, Altimo Russia, Altimo Holdings, CTF Holdings, and Crown Finance (each as defined below) (as amended, the “Existing Statement” and together with this Amendment, the “Statement”). Except as provided herein, this Amendment does not modify any of the information previously reported in the Existing Statement.
Item 1. Security and Issuer.
This Statement on Schedule 13D relates to ordinary shares, TRY 1.000 nominal value per share (the “Shares”), of Turkcell Iletisim Hizmetleri A.S. (the “Issuer”). The address of the principal executive office of the Issuer is Turkcell Plaza, Mesrutiyet Caddesi No 71, 34430, Tepebasi, Istanbul, Turkey.
Item 2. Identity and Background
This Amendment is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Alfa Telecom Turkey Limited;

(ii)	Alfa Finance Holdings S.A.;

(iii)	OOO “ALTIMO”;

(iv)	Altimo Holdings & Investments Limited;

(v)	CTF Holdings Limited; and

(vi)	Crown Finance Foundation.
The agreement between the Reporting Persons relating to the joint filing of this Amendment is provided at Exhibit A hereto.
The Reporting Persons

SCHEDULE 13D	Page 9 of 21
Alfa Telecom Turkey Limited (“Alfa Telecom Turkey”) is a British Virgin Islands company, with its principal address at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom Turkey is to function as a holding company. Alfa Telecom Turkey is the holder of 49% of the total outstanding shares in Cukurova Telecom Holdings Limited (“Cukurova Telecom Holdings”), a British Virgin Islands company, which in turn is the holder of 52.91% of the total outstanding shares in Turkcell Holding A.S. (“Turkcell Holding”), a Turkish company, and, as a result, in such capacity, Alfa Telecom Turkey may be deemed to be a beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Alfa Telecom Turkey is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Alfa Finance Holdings S.A. (“Alfa Finance”) is a Luxembourg limited liability company with its principal address at 3, Bld du Prince Henri, Luxembourg, L-1724. The principal business of Alfa Finance is to function as a holding company. Alfa Finance is the sole shareholder of Alfa Telecom Turkey, and in such capacity, may be deemed to be the beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Alfa Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
OOO “ALTIMO” (“Altimo Russia”) is a Russian company with its principal address at 21 Noviy Arbat Street, GSP-2, Moscow, Russia 119992. The principal business of Altimo Russia is to manage telecom related investments of certain of its affiliates. Altimo Russia has entered into the Management Agreement (as defined, and further described, in Item 6 of this Statement) and as such may be deemed to be the beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Altimo Russia is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Altimo Holdings & Investments Limited (“Altimo Holdings”) is a British Virgin Islands company with its principal address at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The principal business of Altimo Holdings is to act as a holding company. Altimo Holdings is the sole shareholder of Altimo Russia, and in such capacity, by virtue of the Management Agreement, may be deemed to be the beneficial owner of the Shares held by Turkcell Holding. Current information regarding the identity and background of the directors and officers of Altimo Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
CTF Holdings Limited (“CTF Holdings”) is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”). Collectively, the Holding Companies own a majority of the shares of Alfa Finance and Altimo Holdings. As a consequence of its ownership interests in the Holding Companies, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Alfa Finance and Altimo Holdings and may therefore be deemed to be the beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Crown Finance Foundation (“Crown Finance”) is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein.

SCHEDULE 13D	Page 10 of 21
The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
No changes.
Item 4. Purpose of Transaction
The following new paragraphs are added to Item 4 of the Existing Statement:
On November 29, 2007, Alfa Finance entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) with Nadash International Holdings Inc., a British Virgin Islands company (“Nadash”), pursuant to which Alfa Finance agreed to sell to Nadash 50% of the shares of Alfa Telecom Turkey. The obligation of Alfa Finance to sell 50% of the shares of Alfa Telecom Turkey Limited to Nadash is conditional on certain conditions precedent set out in the Sale and Purchase Agreement. The Sale and Purchase Agreement contemplates that if and when closing of the sale and purchase of the shares of Alfa Telecom Turkey takes place, the subject shares will be transferred to an as yet unnamed escrow agent that will hold legal title to the shares on behalf of Nadash, which will hold beneficial title to the shares.
The Sale and Purchase Agreement contemplates that if and when closing of the sale and purchase of the shares of Alfa Telecom Turkey take place, Alfa Finance, Nadash, the escrow agent, and Alfa Telecom Turkey will enter into a shareholders agreement (the “ATT Shareholders Agreement”) governing the parties rights and obligations as shareholders of Alfa Telecom Turkey. The agreed form of the ATT Shareholders Agreement is attached as Schedule 1 to the Sale and Purchase Agreement. The agreed form of the ATT Shareholders Agreement contemplates that both Alfa Finance and Nadash will have equal representation on the board of directors of Alfa Telecom Turkey and further provides that following closing of the transaction, Alfa Telecom Turkey will use its reasonable endeavors, to the extent it is legally able to do so, to cause the appointment of one nominee of each of Alfa Finance and Nadash to the boards of directors of Cukurova Telecom Holdings, Turkcell Holdings, and the

SCHEDULE 13D	Page 11 of 21
Issuer. The ATT Shareholders Agreement also provides that Nadash’s right to receive dividends from Alfa Telecom Turkey will be limited to the extent that Astelit LLC (“Astelit”), a Ukrainian company and an indirect, majority-owned subsidiary of the Issuer pays a dividend to its shareholders. If any such dividend is paid by Astelit, Nadash will be entitled to receive a proportionate dividend from Alfa Telecom Turkey. Nadash will have no right to any other dividends or distributions from Alfa Telecom Turkey. The ATT Shareholders Agreement will also provide that, under certain circumstances set out therein, Alfa Finance will have an option to repurchase the 50% of the shares of Alfa Telecom Turkey held by Nadash. Likewise, under certain circumstance set out in the ATT Shareholders Agreement, Nadash will have an option to require Alfa Finance to repurchase the 50% of the shares of Alfa Telecom Turkey held by Nadash.
A copy of the Sale and Purchase Agreement, along with the agreed form of ATT Shareholders Agreement in Schedule 1 thereto, is attached hereto as Exhibit B and is incorporated herein by reference. The foregoing description of the Sale and Purchase Agreement, including the agreed form of ATT Shareholders Agreement, does not purport to be complete and is qualified in its entirety by the terms of the Sale and Purchase Agreement and agreed form of ATT Shareholders Agreement, which are incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby deleted in its entirety and replaced with the following:
The information set forth in Item 2 and Item 6 hereof is hereby incorporated by reference into this Item 5.
(a) (i) Cukurova Telecom Holdings may be deemed to be the beneficial owner of the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the issued and outstanding share capital of the Issuer, by virtue of Cukurova Telecom Holdings ownership of 52.91% of the issued and outstanding share capital of Turkcell Holding, and each of the Reporting Persons may be deemed the beneficial owner of the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding, by virtue of Alfa Telecom Turkey’s ownership of 49% of the issued and outstanding share capital of Cukurova Telecom Holdings and rights that Alfa Telecom Turkey has by virtue of such ownership and the terms of the Shareholders Agreement (as defined in Item 6 of the Existing Statement) with respect to Cukurova Telecom Holdings. Turkcell Holding is the beneficial owner of the 1,122,000,000.238 Shares held by it, representing 51.0% of the issued and outstanding share capital of the Issuer.
(ii) Alfa Telecom Turkey, Cukurova Telecom Holdings, and Cukurova Finance International (as defined in the Existing Statement) have entered into a Shareholders Agreement with respect to Alfa Telecom Turkey’s and Cukurova Finance International’s ownership interests in Cukurova Telecom Holdings, as described in Item 6 of the Existing Statement, which, among other things, contains a provision requiring that if and to the extent certain persons affiliated with Alfa Telecom Turkey and/or Cukurova Finance International hold Shares, other than those Shares held indirectly by Cukurova Telecom Holdings, Alfa Telecom Turkey or Cukurova Finance International, as applicable, will procure that such Shares are voted as agreed between Alfa Telecom Turkey and Cukurova Finance International at the board of directors of Cukurova Telecom Holdings. As a result, the Reporting Persons may be deemed to be part of a group with Cukurova Finance International within the meaning of

SCHEDULE 13D	Page 12 of 21
Section 13(d)(3) of the Securities Exchange Act of 1934. Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by Cukurova Finance International, its 100% owner Cukurova Holding A.S. (“Cukurova Holding”), or any of their affiliates (together, the “Cukurova Parties”), for information regarding such entities, their respective beneficial ownership of Shares, and any changes to such respective beneficial ownership of Shares. To the best of the Reporting Persons’ knowledge and according to a statement on Schedule 13D filed by, among other persons, the Cukurova Parties, on December 5, 2005, and the latest report on Form 20-F for the period ending December 31, 2006, filed by the Issuer on or about April 23, 2007, the Cukurova Parties may be deemed to beneficially own the Shares held by Turkcell Holding and may in addition be deemed to beneficially own 164,240,211.310 Shares (representing 7.47% of the issued and outstanding Shares) held by Cukurova Holding or its affiliated companies. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof is the beneficial owner of any Shares held by Cukurova Finance International, Cukurova Holding, or any of their affiliated companies (other than Turkcell Holding).
To the best of the Reporting Persons’ knowledge, except for the Reporting Persons and Turkcell Holding, and other than as noted in Annex A hereto, none of the persons named in Item 2 beneficially owns any Shares.
(b) Cukurova Telecom Holdings may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding, by virtue of Cukurova Telecom Holdings’ 52.91% interest in Turkcell Holding. Further, each of the Reporting Persons may be deemed to have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding. The Reporting Persons share such power to vote or direct the vote, and to dispose of or direct the disposition of, the Shares held for the account of Turkcell Holding with Cukurova Finance International by virtue of Alfa Telecom Turkey’s and Cukurova Finance International’s joint ownership of Cukurova Telecom Holdings (in which Alfa Telecom Turkey holds a 49% ownership interest and Cukurova Finance International holds the remaining 51% interest) and the provisions of the Shareholders Agreement (as defined in this Statement). The Reporting Persons do not know, or have reason to know, the information required by Item 2 with respect to Cukurova Finance International, its 100% owner Cukurova Holding, or any of their affiliates that may be deemed to share such power with the Reporting Persons. Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by such entities for information required by Item 2.
To the best of the Reporting Persons’ knowledge, other than the Reporting Persons and other than as noted in Annex A hereto, none of the persons named in Item 2 has the sole or shared power to vote or direct the voting of, or to dispose or direct the disposition of, any Shares.
(c) To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to any Shares during the past 60 days by any of the persons named in response to Item 2.
(d) According to a review of the shareholders register of Turkcell Holding, Sonera Holding B.V. is the holder of 47.09% of the shares of Turkcell Holding, and as such has the

SCHEDULE 13D	Page 13 of 21
right to receive 47.09% of any dividends from, or the proceeds from the sale of, the Shares held by Turkcell Holding.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is supplementally amended as follows: On November 29, 2007, Alfa Finance entered into the Sale and Purchase Agreement with Nadash, pursuant to which Alfa Finance agreed to sell to Nadash 50% of the shares of Alfa Telecom Turkey. The description of the Sale and Purchase Agreement set forth in Item 4 is hereby incorporated by reference to this Item 6. A copy of the Sale and Purchase Agreement, along with the agreed form of ATT Shareholders Agreement in Schedule 1 thereto, is attached hereto as Exhibit B and is incorporated herein by reference. The foregoing description of the Sale and Purchase Agreement, including the agreed form of ATT Shareholders Agreement, does not purport to be complete and is qualified in its entirety by the terms of the Sale and Purchase Agreement and agreed form of ATT Shareholders Agreement, which are incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D	Page 14 of 21

Signature
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete, and correct.

ALFA TELECOM TURKEY LIMITED

December 3, 2007 Date

/s/ Pavel Nazarian Signature

Pavel Nazarian, Director Name/Title

ALFA FINANCE HOLDINGS S.A.

December 3, 2007 Date

/s/ Pavel Nazarian Signature

Pavel Nazarian, Attorney-in-Fact Name/Title

OOO “ALTIMO”

December 3, 2007 Date

/s/ Vera Bragina Signature

Vera Bragina, General Director Name/Title

SCHEDULE 13D	Page 15 of 21

ALTIMO HOLDINGS & INVESTMENTS LIMITED

December 3, 2007 Date

/s/ Franz Wolf
/s/ Franz Wolf
Signature

Franz Wolf, Director Name/Title

CTF HOLDINGS LIMITED

December 3, 2007 Date

/s/ Franz Wolf Signature

Franz Wolf, Director Name/Title

CROWN FINANCE FOUNDATION

December 3, 2007 Date

/s/ Franz Wolf Signature

Franz Wolf, Attorney-in-Fact Name/Title

SCHEDULE 13D	Page 16 of 21

ANNEX A
Directors and Officers of Alfa Telecom Turkey Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Pavel Nazarian	Director of headquarters —	3, Bld du Prince Henri
Director	Alfa Finance Holdings S.A.	L-1724
(Russia)		Luxembourg
Directors and Officers of Alfa Finance Holdings S.A.

Name/Title/Citizenship	Principal Occupation	Business Address

Peter Aven	President, OJSC Alfa Bank	11 Mashy Poryvaevoy Street,
Director (Russia)		107078 Moscow, Russia

SCHEDULE 13D	Page 17 of 21

Name/Title/Citizenship	Principal Occupation	Business Address

Mikhail Fridman	Chairman of the Board of	9 Mashy Poryvaevoy Street,
Director (Russia)	Directors, OJSC Alfa Bank	107078 Moscow, Russia

David Gould	Deputy Director of	6 Sechenovskiy Pereulok,
Director (United States)	Corporate Development,	Building 3, Floor 3,
	Finance and Control for	119034 Moscow, Russia
CTF Holdings Limited

Ildar Karimov	Chief Financial Officer —	9 Mashy Poryvaevoy Street,
Director/Officer (Russia)	Alfa Finance Holdings S.A.	107078 Moscow, Russia

German Khan	Executive Director,	1, Arbat Street, 119019
Director (Russia)	TNK-BP Management	Moscow, Russia

Alexander Knaster	Chief Executive Officer —	25 Park Lane
Director (United States)	Pamplona Capital Management	London W1K 1RA, U.K.

Andrey Kosogov	First Deputy Chairman of	11 Mashy Poryvaevoy Street,
Director (Russia)	the Executive Board of	107078 Moscow, Russia
Directors of OJSC Alfa Bank

Alexey Kuzmichev	Chairman of the Board of	21 Novy Arbat Street,
Director (Russia)	Directors, Alfa Eco LLC	121019 Moscow, Russia

Pavel Nazarian	Director of headquarters —	3, Bld du Prince Henri
Officer (Russia)	Alfa Finance Holdings S.A.	Luxembourg, L-1724
Directors and Officers of OOO “ALTIMO”

Name/Title/Citizenship	Principal Occupation	Business Address

Anna Severinova	General Director —	21 Noviy Arbat Street,
General Director	OOO “ALTIMO”	GSP-2, Moscow, Russia
(Russia)		119992

Svetlana Grigoryeva	Chief Accountant —	21 Noviy Arbat Street,
Chief Accountant	OOO “ALTIMO”	GSP-2, Moscow, Russia
(Russia)		119992

Alexey Gavrilov	Acting General Director —	21 Noviy Arbat Street,
Acting General Director —	OOO “ ALTIMO”	GSP-2, Moscow, Russia
(Russia)		119992

	SCHEDULE 13D	Page 18 of 21

Directors and Officers of Altimo Holdings & Investments Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Geoffrey Piers Hemy,	Director, Grand Financial	11 Boulevard Royale
Director (United Kingdom)	Holding S.A.	L-2449 Luxembourg

Georgia Karydes,	Director, Feldmans	6 Nikou Georgiou Street
Director (Cyprus)	Management (Overseas) Ltd.	Block C, Office 704
Nicosia 1098, Cyprus

Olga Kitchatova Director (Russia)	Senior Financial Advisor, CTF Holdings Limited	3rd Floor, Building 3, Sechenovskiy per. Moscow Russia 109034

Leonid Reznikovich,	Chief Executive Officer, Altimo	11 Savvinskaya Nab.,
Chief Executive Officer (Russia)		119435 Moscow, Russia

Marina Kushnareva	Director, CTF Holdings Limited	Suite 2
Director (Russia)		4 Irish Place, Gibraltar

Franz Wolf,	Director, CTF Holdings Limited	Suite 2
Director (Germany)		4 Irish Place, Gibraltar

Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Marina Kushnareva	Director, CTF Holdings Limited	Suite 2, 4 Irish Place,
Director (Russia)		Gibraltar

Franz Wolf	Director, CTF Holdings Limited	Suite 2, 4 Irish Place,
Director (Germany)		Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address

Christian Rosenow	Financial Advisor	Talacker 35, 8001
Director		Zurich Switzerland
(Switzerland)

	SCHEDULE 13D	Page 19 of 21

Name/Title/Citizenship	Principal Occupation	Business Address

Dr. Norbert Seeger	Attorney,	Am Schragen Weg 14,
Director	Arcomm Trust Company	P.O. Box 1618, FL-9490
(Liechtenstein)		Vaduz, Liechtenstein

Dr. Christian Zangerle	Attorney,	Am Schragen Weg 14,
Director	Law Office of Dr. Norbert Seeger	P.O. Box 1618, FL-9490
(Austria)		Vaduz, Liechtenstein

Members of the Supervisory Board of the Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address

Peter Aven	President, OJSC Alfa Bank	11 Mashy Poryvaevoy Street,
Director (Russia)		107078 Moscow, Russia

Alexander Fain	Chief Executive Officer,	21 Novy Arbat Street,
Director (Russia)	Alfa Eco LLC	121019 Moscow, Russia

Mikhail Fridman	Chairman of the Board of	9 Mashy Poryvaevoy Street,
Director (Russia)	Directors, OJSC Alfa Bank	107078 Moscow, Russia

Mikhail Gamzin	Director General, OAO	3rd Golutvinsky Pereulok,
Director (Russia)	Russian Technologies	10 Building 6, 109180 Moscow, Russia

German Khan	Executive Director,	1, Arbat Street, 119019
Director (Russia)	TNK-BP Management	Moscow, Russia

Lev Khasis	Chief Executive Officer,	Kapranova Pereulok3
Director (Russia)	X5 Retail Group N.V.	121356 Moscow, Russia

Alexander Kosiyanenko	Member of the Supervisory Board,	Apt. 421
Director (Russia)	X5 Retail Group N.V.	Mozhayskoye Shosse 2, B
121356 Moscow, Russia

Andrei Kosogov	Chairman of the Board of	12 Prospect Academic Sakharov
Director (Russia)	Alfa Asset Management	107078 Moscow, Russia

Alexey Kuzmichev	Chairman of the Board of	21 Novy Arbat Street,
Director (Russia)	Directors, Alfa Eco LLC	121019 Moscow, Russia

Nigel John Robinson	Director of Corporate	6 Sechenovskiy Pereulok,
Director (United Kingdom)	Development, Finance and	Building 3, Floor 3,
	Control, Alfa Group Consortium	119034, Moscow, Russia

Leonid Reznikovich	Chief Executive Officer — Altimo	11 Savvinskaya Nab.,
Director (Russia)		119435 Moscow, Russia

	SCHEDULE 13D	Page 20 of 21

Name/Title/Citizenship	Principal Occupation	Business Address

Alexander Savin,	Managing Director	12 Krasnopresnenskaya
Director (Russia)	– A1 LLC	Nab. International Trade Center 2,
Entrance 7
123610 Moscow, Russia

EXHIBIT INDEX
Exhibit A Joint Filing Agreement, incorporated herein by reference to Exhibit A to Amendment No. 1 to the Statement on Schedule 13D filed by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “ALTIMO”, Altimo Holdings & Investments Limited, CTF Holdings Limited, and Crown Finance Foundation with the Securities and Exchange Commission on August 15, 2006.
Exhibit B Sale and Purchase Agreement, dated November 29, 2007, between Alfa Finance Holdings S.A. and Nadash International Holdings Inc.
Exhibit C A conformed copy of the Power of Attorney authorizing Pavel Nazarian to sign this Amendment No. 1 on behalf of Alfa Finance Holdings S.A., incorporated herein by reference to Exhibit B to the Statement on Schedule 13D filed by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., CTF Holdings Limited, and Crown Finance Foundation with the Securities and Exchange Commission on December 5, 2005.
Exhibit D A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment No. 1 on behalf of Crown Finance Foundation.